Exhibit 99.2 Pioneering breakthrough therapies for patients with life-threatening diseases Corporate Presentation January 2019Exhibit 99.2 Pioneering breakthrough therapies for patients with life-threatening diseases Corporate Presentation January 2019

Forward-Looking Statements This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and CYAD-101 and the mAb manufacturing method used to manufacture this drug product candidate; statements concerning the ongoing and planned clinical development of CYAD-01 and CYAD-101, including the timing of trials, enrollment, data readouts and presentations; the clinical and commercial potential of CYAD-01 and CYAD-101 and the adequacy of Celyad’s financial resources; statements concerning Celyad’s exclusive agreement with Horizon Discovery Group; the clinical and commercial potential of its shRNA technology; Celyad’s financial condition, results of operation and business outlook; and Celyad’s expected cash burn. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 and CYAD-101 drug product candidates. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 and CYAD-101 in the United States and Europe and subsequent commercial success of CYAD-01 and CYAD-101, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation. 2Forward-Looking Statements This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and CYAD-101 and the mAb manufacturing method used to manufacture this drug product candidate; statements concerning the ongoing and planned clinical development of CYAD-01 and CYAD-101, including the timing of trials, enrollment, data readouts and presentations; the clinical and commercial potential of CYAD-01 and CYAD-101 and the adequacy of Celyad’s financial resources; statements concerning Celyad’s exclusive agreement with Horizon Discovery Group; the clinical and commercial potential of its shRNA technology; Celyad’s financial condition, results of operation and business outlook; and Celyad’s expected cash burn. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 and CYAD-101 drug product candidates. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 and CYAD-101 in the United States and Europe and subsequent commercial success of CYAD-01 and CYAD-101, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation. 2

Company Overview Lead candidate is CYAD-01 – autologous CAR-T therapy leveraging the natural killer receptor NKG2D – currently in Phase 1 development for the treatment of hematological malignancies and solid tumors Proof of principle for CAR-T NKG2D approach supported by preliminary clinical results from Phase 1 THINK trial which demonstrated activity in patients with relapse/refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS) First-in-class, non-gene edited allogeneic TIM technology/NKG2D-based CAR-T candidate CYAD-101 currently in Phase 1 trial for the treatment of mCRC Developing next-generation, non-gene edited allogeneic platform based on shRNA technology Robust intellectual property position with respect to NKG2D receptor-based and allogeneic CAR-Ts 3Company Overview Lead candidate is CYAD-01 – autologous CAR-T therapy leveraging the natural killer receptor NKG2D – currently in Phase 1 development for the treatment of hematological malignancies and solid tumors Proof of principle for CAR-T NKG2D approach supported by preliminary clinical results from Phase 1 THINK trial which demonstrated activity in patients with relapse/refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS) First-in-class, non-gene edited allogeneic TIM technology/NKG2D-based CAR-T candidate CYAD-101 currently in Phase 1 trial for the treatment of mCRC Developing next-generation, non-gene edited allogeneic platform based on shRNA technology Robust intellectual property position with respect to NKG2D receptor-based and allogeneic CAR-Ts 3

Celyad

CYAD-01 – Novel NKG2D-based CAR-T


NKG2D
Target
DAP10
Costimulatory domain
CD3ζ

Schematic of CYAD-01

The binding of eight ligands by the NKG2D receptor provides an opportunity to target a broad range of cancers with the novel CAR-T therapy, CYAD-01

Overview of NKG2D

- NKG2D is an activating receptor expressed on natural killer (NK) cells which plays an important role in protection against infection and cancer
- The receptor binds to eight stress induced ligands including: MICA, MICB, ULBPs 1-6
- NKG2D ligands are absent or expressed at low levels in normal tissues
- Expression of NKG2D ligands:
  - Acute myeloid leukemia: 100%
  - Bladder: 97%
  - Chronic myeloid leukemia: 12% - 100%
  - Colorectal: 100%
  - Lymphoma: 12% - 44%
  - Multiple myeloma: 10% - 60%
  - Non-small cell lung cancer: 100%
  - Ovarian: 84%
  - Pancreatic: 90%
  - Triple negative breast: 97%

4

Celyad

Advancing Clinical Pipeline

Product	Target	Study	Design	Preclinical / IND Submission / Phase 1/2
CYAD-01	NKG2D	THINK	*Standalone w/o Preconditioning*	Hematological malignancies and Solid tumors
		THINK Cohort 10	*Schedule optimization w/o Preconditioning*	r/r AML / MDS
		DEPLETHINK	*Preconditioning with CyFlu*	r/r AML / MDS
		THINK CyFlu	*Preconditioning with CyFlu*	mCRC
		SHRINK	*Concurrent with FOLFOX*	mCRC
CYAD-101	NKG2D	alloSHRINK	*Concurrent with FOLFOX*	mCRC

AML: Acute myeloid leukemia; mCRC: Metastatic colorectal cancer; MDS: Myelodysplastic syndrome; r/r: relapse/refractory.
CyFlu: cyclophosphamide and fludarabine; FOLFOX: leucovorin, fluorouracil, and oxaliplatin.

5

CYAD-01 – AML / MDS ProgramCYAD-01 – AML / MDS Program

CYAD-01 Trial Designs in Hematological Malignancies (1) THINK Standalone without Preconditioning (1) THINK – Cohort 10 Schedule optimization without Preconditioning (2) DEPLETHINK Preconditioning with CyFlu CyFlu: cyclophosphamide and fludarabine. 7 (1) ClinicalTrials.gov Identifier: NCT03018405; (2) ClinicalTrials.gov Identifier: NCT03466320.CYAD-01 Trial Designs in Hematological Malignancies (1) THINK Standalone without Preconditioning (1) THINK – Cohort 10 Schedule optimization without Preconditioning (2) DEPLETHINK Preconditioning with CyFlu CyFlu: cyclophosphamide and fludarabine. 7 (1) ClinicalTrials.gov Identifier: NCT03018405; (2) ClinicalTrials.gov Identifier: NCT03466320.

Celyad

Overview of THINK Phase 1 Trial for Hematological Malignancies

- Open-label, dose-escalation Phase 1 trial evaluating CYAD-01 without preconditioning chemotherapy or bridging therapy in relapse/refractory (r/r) hematological malignancies including AML, myelodysplastic syndromes (MDS) and multiple myeloma (MM) [(1)]
  - Three dose levels of CYAD-01 per injection under investigation: $3x10^8$,$1x10^9$ and $3x10^9$
  - One cycle comprised of three CYAD-01 injections with two-week intervals
    - As of dose level 2, patients eligible for second cycle of three injections in absence of progressive disease
    - Recent amendment to the trial added Cohort 10, which will assess a more frequent dosing schedule of CYAD-01 – six injections without preconditioning over two months of administration
- Primary endpoints of the trial include safety and tolerability with the secondary endpoint as clinical activity

8

Celyad

Review of Patient Status in THINK Trial in Hematological Malignancies

Sixteen r/r AML, MDS, MM patients (6/3/7 at dose levels 1/2/3)

Three MM patients at dose level 1 had no clinical response

Thirteen r/r AML or MDS patients (3/3/7 at dose levels 1/2/3)

Three r/r AML or MDS patients were non-evaluable [2]

Ten r/r AML or MDS patients evaluable per protocol [1]

- One patient experienced a marrow CR at dose level 3
- One patient experienced CR_h at dose level 1 – patient bridged to allo-HSCT on day +97 and remains in CR_{MRD-} for over 15 months
- Two patients experienced CR_i at dose level 1 and dose level 3, respectively
- Two patients treated at dose level two achieved SD with relevant bone marrow blast decrease
  - One patient achieved SD for six months with bone marrow blast decrease from 9.8% to 5.5%, patient received second cycle of CYAD-01 and experienced reduction in bone marrow blast from 12.5% to 5.8%
  - One patient achieved SD for three months with bone marrow blast decrease from 24% to 10% and hematologic improvement
- Two patients at dose level 3 had SD; both patients are scheduled to receive second cycle of CYAD-01
- Two patients had PD – one at dose level 2 and one at dose level 3

40% of patients evaluable for response achieved a CR/CRh/CRi and 60% experienced anti-leukemic activity

Interim results as of January 4, 2019.
CR: Complete response; CR_h: Complete response with partial hematological recovery; CR_i: complete response with incomplete marrow recovery; SD: Stable disease; PD: Progressive disease.
(1) Patient received at least one cycle (three injections) of CYAD-01; (2) Patient received less than one cycle (three injections) of CYAD-01.

9

Interim Analysis from THINK Trial Demonstrates Clinical Activity of CYAD-01 Without Preconditioning Chemotherapy



Change in Bone Marrow Blast Count from Baseline (%)
Change from baseline (%)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
102-506
202-505
SD
SD
202-511
202-512
SD
SD
CRh
CRi
CRi
mCR
202-506
101-502
202-501
101-501
102-505
102-507 (1)
DL-1
DL-2
DL-3

- *Clinical activity observed across all three dose levels of CYAD-01*
- *Potential induction of PR post-hematological relapse following second cycle of CYAD-01 in patient 202-506*[(2)]
- *Bone marrow blasts show no loss of NKG2D ligand expression following treatment with CYAD-01*

Interim results as of January 4, 2019.
CRh: Complete response with partial hematological recovery; CRi: Complete response with incomplete marrow recovery; mCR: Marrow complete response; PR: Partial response; SD: Stable disease.
(1) Patient 102-507 – patient with relapsing MDS with refractory anemia with excess blasts (RAEB).
(2) Patient 202-506 achieved relevant bone marrow blast decrease following second cycle of CYAD-01 without preconditioning chemotherapy (not shown).

10

Celyad

Summary of CYAD-01 r/r AML/MDS Program

THINK

- Encouraging clinical activity with 40% of patients achieving CR and anti-leukemic activity observed in 60% of patients
- CYAD-01 without preconditioning chemotherapy generally reported to be well-tolerated
- Additional results from dose level 3 expected in first half 2019

THINK – Cohort 10

- Amendment will assess a more frequent dosing schedule of CYAD-01
- Plans to evaluate six injections of CYAD-01 without preconditioning over two cycles
  - First cycle will include three injections of CYAD-01 separated by one-week intervals; the second cycle by two-week intervals
- Preliminary data are expected in first half 2019

DEPLETHINK

- Dose escalation trial will evaluate a single injection of CYAD-01 following treatment with the standard preconditioning regimen of CyFlu
- Preliminary data from initial dose level showed regimen is well tolerated, with no DLTs or treatment-related grade 3 or above AEs observed
- Preliminary data from the trial are expected in mid-2019

AEs: Adverse events; CR: Complete response including either CR or CRh or CRi; DLTs: Dose-limiting toxicity.

11

CYAD-01 – Solid Tumor ProgramCYAD-01 – Solid Tumor Program

CYAD-01 Trial Designs in Solid Tumor (1) THINK Standalone without Preconditioning (1) THINK CyFlu Cohort Preconditioning with CyFlu 1st CYAD-01 2nd CYAD-01 3rd CYAD-01 FOLFOX Washout period (2) SHRINK D-21 D-7 D1 D99 D31 Apheresis Concurrent with FOLFOX Tumor assessment Surgery 13 (1) ClinicalTrials.gov Identifier: NCT03018405; (2) ClinicalTrials.gov Identifier: NCT03310008. CYAD-01 Trial Designs in Solid Tumor (1) THINK Standalone without Preconditioning (1) THINK CyFlu Cohort Preconditioning with CyFlu 1st CYAD-01 2nd CYAD-01 3rd CYAD-01 FOLFOX Washout period (2) SHRINK D-21 D-7 D1 D99 D31 Apheresis Concurrent with FOLFOX Tumor assessment Surgery 13 (1) ClinicalTrials.gov Identifier: NCT03018405; (2) ClinicalTrials.gov Identifier: NCT03310008.

Celyad

CYAD-01 in Solid Tumor – Best Clinical Responses

	THINK without preconditioning			THINK CyFlu with preconditioning	SHRINK with concurrent FOLFOX
	DL-1 $3x10^8$ N=4	DL-2 $1x10^9$ N=4	DL-3 $3x10^9$ N=6	$3x10^8$ N=2	DL-1 $1x10^8$ N=3
Best overall response					
Complete response	-	-	-	Assessment Ongoing	-
Partial response	-	-	-		1*°
Stable disease	1 CRC *	1 OVA *	2 CRC *		2*°
Progressive disease	3	2	3		-
Non evaluable †	-	1	1		-

Interim results as of January 4, 2019.

* Confirmed by RECIST criteria.

° One complete pathological response (pCR) and two partial pathological responses (pPR) reported at prior assessment.

† Non-evaluable for clinical activity evaluation. Withdrawn from study following one CYAD-01 injection.

CRC: Colorectal cancer; OVA: Ovarian cancer.

DL: Dose level.

14

Celyad

Summary of CYAD-01 mCRC Program

THINK	THINK CyFlu	SHRINK
▪ Standalone CYAD-01 without preconditioning was well tolerated ▪ Provides potential opportunity to combine with alternative IO agents in solid tumor ▪ Observation of dose-effect with disease stabilization seen across different dose levels and indications	▪ Early data shows CYAD-01 is well tolerated following standard preconditioning regimen of CyFlu ▪ Preliminary translational data suggest an improvement in the cell expansion of CYAD-01 induced by preconditioning ▪ Full data from cohort (three patients) expected in mid-2019	▪ Encouraging activity observed in first dose level of CYAD-01 with FOLFOX – partial response achieved by RECIST assessment ▪ Concurrent treatment of CYAD-01 with FOLFOX appears to be well tolerated ▪ Full data expected in mid-2019

15

CYAD-101 ProgramCYAD-101 Program

Celyad

Background on CYAD-101

- CYAD-101 is Celyad's first non-gene edited, allogeneic CAR-T clinical candidate
- CYAD-101 co-expresses the company's CYAD-01 CAR-T construct and the novel inhibitory peptide TIM (T cell receptor [TCR] Inhibiting Molecule) within a single vector
- In November 2018, the Company initiated the Phase 1 alloSHRINK trial which will evaluate CYAD-101 administered concurrently with standard-of-care FOLFOX chemotherapy for the treatment of patients with mCRC
  - Preliminary results from the trial are expected in second half 2019


5' LTR
TIM
T2 A
NKG2D-CD3ζ CAR
P2 A
tCD19
3' LTR

Schematic of CYAD-101 vector

17

CYAD-101 Leverages TIM-mediated Inhibition of TCR Signaling CYAD-101 Endogenous TIM-incorporating NKG2D CAR The expression of TIM TCR/CD3 complex TCR/CD3 complex results in the competitive inhibition of CD3z and reduces signalling of the TCR complex leading to the potential reduction or elimination of Graft versus Host Disease (GvHD) in patients treated with CYAD-101 18CYAD-101 Leverages TIM-mediated Inhibition of TCR Signaling CYAD-101 Endogenous TIM-incorporating NKG2D CAR The expression of TIM TCR/CD3 complex TCR/CD3 complex results in the competitive inhibition of CD3z and reduces signalling of the TCR complex leading to the potential reduction or elimination of Graft versus Host Disease (GvHD) in patients treated with CYAD-101 18

Allogeneic shRNA Platform Allogeneic shRNA Platform

Developing a Next Generation, Non-Gene Edited Platform for CAR-T ▪ In October 2018, Celyad announced it had entered into an exclusive agreement with Horizon Discovery Group for the use of its shRNA technology to generate a novel, next-generation, non-gene-edited allogeneic platform for CAR-T therapies ▪ shRNA platform should provide flexibility to combine with NKG2D receptor as well as CARs targeting public antigens including CD19, BCMA, etc. ▪ Opportunity to establish a single vector approach to generate allogeneic CAR-T cells ▪ Builds upon Celyad’s “All-in-One Vector” approach ▪ Preliminary in vitro outcome compares favorably to gene editing methods to inhibit TCR expression ▪ Additional in vivo data from the platform are expected during first quarter 2019 20Developing a Next Generation, Non-Gene Edited Platform for CAR-T ▪ In October 2018, Celyad announced it had entered into an exclusive agreement with Horizon Discovery Group for the use of its shRNA technology to generate a novel, next-generation, non-gene-edited allogeneic platform for CAR-T therapies ▪ shRNA platform should provide flexibility to combine with NKG2D receptor as well as CARs targeting public antigens including CD19, BCMA, etc. ▪ Opportunity to establish a single vector approach to generate allogeneic CAR-T cells ▪ Builds upon Celyad’s “All-in-One Vector” approach ▪ Preliminary in vitro outcome compares favorably to gene editing methods to inhibit TCR expression ▪ Additional in vivo data from the platform are expected during first quarter 2019 20

Benchmarking the shRNA Approach Against Gene-Editing

Knockdown of TCR in Primary T cells


CD4
CD8
Isotype
CRISPR-CD3ζ
shRNA-CD3ζ
CTRL-tCD19
0
10^5
0
10^5
CD3E

Equivalent knockdown compared to gene editing

Primary human T cells selected after transduction with a retroviral vector encoding a single shRNA targeting CD3ζ shows equivalent knockdown of the TCR/CD3 complex as T cells gene edited with CRISPR/Cas9 to eliminate CD3ζ

21

ManufacturingManufacturing

Celyad’s Manufacturing Expertise ▪ 1,100 sq. meter facility in AML mCRC Mont-Saint-Guibert is equipped to supply all of Celyad’s expected clinical trials as well as support over 1,000 patients annually ▪ Manufacturing success rate of 93% (n=29) since implementation of last amendment ▪ Optimized process has led to substantial log increase in cell yield versus academic process 23Celyad’s Manufacturing Expertise ▪ 1,100 sq. meter facility in AML mCRC Mont-Saint-Guibert is equipped to supply all of Celyad’s expected clinical trials as well as support over 1,000 patients annually ▪ Manufacturing success rate of 93% (n=29) since implementation of last amendment ▪ Optimized process has led to substantial log increase in cell yield versus academic process 23

Strategy and FinancialsStrategy and Financials

Strong Intellectual Property Key U.S. Patents Strategic Validation (1) ▪ Allogeneic T-Cell Technology ▪ T-cell receptor deficient T-cell ▪ In May 2017, Celyad granted Novartis a non- compositions exclusive license for allogeneic TCR-deficient ▪ Method of producing T-cell receptor CAR-T cells patents related to two deficient T-cells expressing a chimeric undisclosed targets receptor ▪ Deal terms: Undisclosed upfront payment ▪ Chimeric NK receptor and methods for with $96 million in milestones plus royalties (2) treating cancer on commercial U.S. sales ▪ Celyad retains all rights to grant further licenses to the undisclosed targets (1) Granted U.S. Patents: No. 9,181,527, No. 9,938,497, No. 9,957,480, No. 9,663,763, No. 9,822,340 and No. 9,821,011. (2) Granted U.S. Patent: No. 9,273,283. 25Strong Intellectual Property Key U.S. Patents Strategic Validation (1) ▪ Allogeneic T-Cell Technology ▪ T-cell receptor deficient T-cell ▪ In May 2017, Celyad granted Novartis a non- compositions exclusive license for allogeneic TCR-deficient ▪ Method of producing T-cell receptor CAR-T cells patents related to two deficient T-cells expressing a chimeric undisclosed targets receptor ▪ Deal terms: Undisclosed upfront payment ▪ Chimeric NK receptor and methods for with $96 million in milestones plus royalties (2) treating cancer on commercial U.S. sales ▪ Celyad retains all rights to grant further licenses to the undisclosed targets (1) Granted U.S. Patents: No. 9,181,527, No. 9,938,497, No. 9,957,480, No. 9,663,763, No. 9,822,340 and No. 9,821,011. (2) Granted U.S. Patent: No. 9,273,283. 25

Celyad

Upcoming Milestones

First Quarter 2019

- *In-vivo* data from next-generation, allogeneic shRNA platform

First Half 2019

- Updated data from dose level 3 and initial data from Cohort 10 of THINK trial evaluating CYAD-01 without preconditioning in r/r AML
- Preliminary data from dose-escalation DEPLETHINK trial evaluating CYAD-01 following preconditioning in r/r AML
- Updated data from THINK CyFlu and SHRINK trials evaluating CYAD-01 in mCRC

Second Half 2019

- Preliminary data from alloSHRINK trial evaluating allogeneic CYAD-01 with FOLFOX chemotherapy in mCRC
- Initiation of Phase 2 clinical trial evaluating CYAD-01 in r/r AML

26

Financial Snapshot ▪ Cash and short-term investments: €56 million as of September 30, 2018 ▪ Current cash expected to be sufficient to support the company’s activities into mid-2020 ▪ Basic Shares Outstanding: 11.9 million ▪ Ticker: Nasdaq (CYAD) and Euronext Paris & Brussels (CYAD.BR) 27Financial Snapshot ▪ Cash and short-term investments: €56 million as of September 30, 2018 ▪ Current cash expected to be sufficient to support the company’s activities into mid-2020 ▪ Basic Shares Outstanding: 11.9 million ▪ Ticker: Nasdaq (CYAD) and Euronext Paris & Brussels (CYAD.BR) 27

Proposed Roadmap to Success in CAR-T Beyond Tomorrow ▪ “Crack the code” in solid tumors with an NKG2D- Today based CAR-T therapy ▪ Leverage our leading through well-established allogeneic approach and novel combination including CYAD-101, regimens to pursue ▪ Accelerate the clinical next-generation shRNA multiple indications development program for platform and broad CYAD-01 for the allogeneic IP to become treatment of r/r AML and elite player within the field focus on path to commercialization 28Proposed Roadmap to Success in CAR-T Beyond Tomorrow ▪ “Crack the code” in solid tumors with an NKG2D- Today based CAR-T therapy ▪ Leverage our leading through well-established allogeneic approach and novel combination including CYAD-101, regimens to pursue ▪ Accelerate the clinical next-generation shRNA multiple indications development program for platform and broad CYAD-01 for the allogeneic IP to become treatment of r/r AML and elite player within the field focus on path to commercialization 28

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